UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NUVEEN FARMLAND REIT

(Exact name of registrant as specified in its charter)

Maryland	39-7054558
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

333 West Wacker Drive Chicago, IL	60606
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(a) or (c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class
Type A-I common shares of beneficial interest, par value $0.01 per share
Type A-II common shares of beneficial interest, par value $0.01 per share
Type S common shares of beneficial interest, par value $0.01 per share
Type S-I common shares of beneficial interest, par value $0.01 per share
Type S-II common shares of beneficial interest, par value $0.01 per share
Type D common shares of beneficial interest, par value $0.01 per share
Type I common shares of beneficial interest, par value $0.01 per share
Type E common shares of beneficial interest, par value $0.01 per share

Item 1.	Description of Registrant’s Securities to be Registered.

The securities registered hereby are new types of common shares of Nuveen Farmland REIT (the “Company”) designated as Type S-I common shares of beneficial interest, par value $0.01 per share (the “Type S-I shares”), Type S-II common shares of beneficial interest, par value $0.01 per share (the “Type S-II shares”) and Type E common shares of beneficial interest, par value $0.01 per share (the “Type E shares,” together with the Type S-I shares and the Type S-II shares, the “New Shares”).

In addition, the Company previously registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended, its Class A-I common shares of beneficial interest, Class A-II common shares of beneficial interest, Class S common shares of beneficial interest, Class D common shares of beneficial interest and Class I common shares of beneficial interest. Such previously registered shares have been renamed as Type A-I common shares of beneficial interest, par value $0.01 per share (the “Type A-I shares”), Type A-II common shares of beneficial interest, par value $0.01 per share (the “Type A-II shares”), Type S common shares of beneficial interest, par value $0.01 per share (the “Type S shares”), Type D common shares of beneficial interest, par value $0.01 per share (the “Type D shares”), and Type I common shares of beneficial interest, par value $0.01 per share (the “Type I shares” and, together with the Type A-I shares, the Type A-II shares, the Type S shares, and the Type D shares, the “Existing Shares” and, collectively with the New Shares, the “Shares”), respectively. None of the terms of the previously registered Existing Shares are or have been modified.

To implement the establishment of the New Shares and the renaming of the Existing Shares, on August 27, 2026, the Company adopted an amendment and restatement to its Declaration of Trust which became effective as of August 27, 2026 (as amended, the “Declaration of Trust”). The preferences, rights, voting powers, restrictions and limitations of the New Shares are substantially similar to the preferences, rights, voting powers, restrictions and limitations of the Company’s Existing Shares, except that the New Shares are subject to different fees from certain of the Existing Shares as described further below.

Subject to the restrictions on ownership and transfer of the New Shares set forth in the Declaration of Trust and except as may otherwise be specified in the Declaration of Trust, holders of the New Shares (the “New Shareholders”) are each entitled to one vote per New Share on all matters voted on by New Shareholders and holders of Existing Shares (the “Existing Shareholders” and, together with the New Shareholders, the “Shareholders”). Subject to any preferential rights of any outstanding type or series of shares of beneficial interest and to the provisions in the Declaration of Trust regarding the restriction on ownership and transfer of the New Shares, New Shareholders are each entitled to such distributions as may be authorized from time to time by the Company’s Board of Trustees (the “Board of Trustees”) (or a committee of the Board of Trustees) and declared by the Company out of legally available funds. Upon liquidation, all Shareholders, including the New Shareholders, are entitled to receive all assets available for distribution to the Shareholders. Upon issuance for full payment in accordance with the terms of the Company’s private offering, all New Shares issued in the private offering will be fully paid and non-assessable. New Shareholders will not have preemptive rights, which means that New Shareholders will not have an automatic option to purchase any new series of securities that the Company issues.

The Declaration of Trust also contains a provision permitting the Board of Trustees, without any action by the Shareholders, to classify or reclassify any unissued Shares into one or more types or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of any new types or series of Shares.

The Company will generally not issue certificates for the New Shares. The New Shares will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. SS&C GIDS Inc. acts as the Company’s registrar and as the transfer agent for the Shares.

Each Type A-I, Type A-II, Type S, Type S-I, Type S-II, Type D and Type E share held in a shareholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Type I shares (including any fractional shares) with an equivalent net asset value (“NAV”) as such share on the earliest of (a) a listing of Type I shares, or (b) the Company’s merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of its assets (except for any such transaction taken in connection with an internal restructuring transaction (including the Company’s conversion into another type of legal entity) or a Conversion Event (as defined below)).

As compensation for its services provided pursuant to the advisory agreement by and between Nuveen Farmland Advisors LLC, a Delaware limited liability company (the “Advisor”) and the Company (the “Advisory Agreement”), the Company will pay the Advisor a management fee of (i) 0.95% of the aggregate NAV per annum, payable quarterly in arrears for Type A-I shares and Type S-I shares; (ii) 1.15% of the aggregate NAV per annum, payable quarterly in arrears for Type A-II shares and Type S-II shares; and (iii) 1.25% of the aggregate NAV per annum, payable quarterly in arrears for Type I, S and D shares. Any management fee will be calculated and paid to the Advisor on a type-by-type basis, based on the NAV, which will be provided monthly by the Advisor, of each applicable type of the Company’s Shares. Additionally, to the extent that Nuveen Farmland REIT Operating Partnership L.P. (the “Operating Partnership”) issues Operating Partnership Units (“OP Units”) in the future to parties other than the Company, the Operating Partnership will pay the Advisor an annual management fee (payable quarterly in arrears) of 0.95% of the aggregate NAV represented by Type A-I units and Type S-I units, 1.15% of the aggregate NAV represented by Type A-II units and Type S-II units, and 1.25% of the aggregate NAV represented by Type I units, Type S units and Type D units, respectively. Notwithstanding the foregoing, the Company will not pay the Advisor a management fee on Type E shares or Type E units. In calculating the Advisor’s management fee, the Company will use its NAV before giving effect to accruals for the management fee, performance participation interest, ongoing annual shareholder servicing fees or distributions payable on its Shares.

The management fee will be paid, at the Advisor’s election, in cash, Type A-I shares and/or Type A-I units of the Operating Partnership. Any repurchase requests by the Advisor will be consistent with the Advisor’s fiduciary duties to the Company and its shareholders. Any such Type A-I shares and Type A-I units will not be subject to any limitations under the share repurchase plan.

Additionally, the Company will pay Nuveen Securities, LLC (the “Intermediary Manager”) ongoing annual shareholder servicing fees for ongoing services rendered to shareholders by participating broker-dealers or broker-dealers servicing investors’ accounts. Shareholders holding Type S shares, Type S-I shares, Type S-II shares and Type D shares will be subject to annual ongoing shareholder servicing fees, payable monthly at the annual rates set forth below, based on the aggregate NAV of the Company’s outstanding Type S shares, Type S-I shares, Type S-II shares and Type D shares, respectively:

Type	Annual Shareholder Servicing Fee Rate as a % of Net Asset Value
Type A-I	None
Type A-II	None
Type I	None
Type S	0.85%
Type S-I	0.85%
Type S-II	0.85%
Type D	0.25%
Type E	None

Type A-I shares, Type A-II shares, Type I shares and Type E shares have no ongoing shareholder servicing fees, which will reduce the NAV or distributions of the other share types. Type D shares have lower annual ongoing servicing fees compared to Type S shares, Type S-I shares and Type S-II shares. Investors should also inquire with their broker-dealer or financial representative about what additional fees may be charged with respect to the share type under consideration or with respect to the type of account in which the shares will be held, as that is also an important consideration when selecting a share type.

The ongoing servicing fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the ongoing servicing fees to certain participating broker-dealers for ongoing shareholder services performed by such broker-dealers. To the extent a broker-dealer is not eligible to receive such fees for failure to provide such services, the Intermediary Manager will retain or refrain from reallowing (paying) the same.

The Company and the Intermediary Manager will cease paying the ongoing servicing fee on the Type S shares, Type S-I shares, Type S-II shares and Type D Shares on the earlier to occur of the following: (a) a listing of Type I shares, or (b) the Company’s merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of its assets (except for any such transaction taken in connection with an internal restructuring transaction (including our conversion into another type of legal entity)) or any public offering or listing which, pursuant to the Company’s Declaration of Trust, may cause the Company to (i) merge with or into or convert into another entity, (ii) consolidate with one or more entities into a new entity, (iii) transfer all or substantially all of the Company’s assets to another entity or (iv) amend the Company’s Declaration of Trust and Bylaws (each, a “Conversion Event”).

In certain arrangements made between the Company or the Intermediary Manager and financial intermediaries, a holder’s (a) Type S shares and Type D shares may be eligible to be converted into an equivalent NAV amount of Type I shares and (b) Type S-I and Type S-II shares may be eligible to be converted into an equivalent NAV amount of Type A-I and Type A-II shares, respectively, in each case at the time in which their total transaction or other fees, including certain upfront selling commission (the “Upfront Sales Loads”) or brokerage commissions and ongoing shareholder servicing fees, hit any agreed-upon amount.  In addition, a holder’s Type S shares or Type D shares may be converted to an equivalent NAV amount of Type I shares under certain circumstances, if the Company and the Intermediary Manager determine that such shares should be so converted.

The Company is obligated to pay the Upfront Sales Load of up to (i) 3.5% of the transaction price of each Type S share, Type S-I share and Type S-II share and (ii) 1.5% of the transaction price of each Type D share sold in the private offering. No Upfront Sales Load will be paid in connection with purchases of the Type A-I shares, Type A-II shares, Type I shares, Type E shares or shares issued pursuant to our distribution reinvestment plan as set forth in the table below.

Type	Upfront Sales Load	Intermediary Manager Fees
Type A-I	None	None
Type A-II	None	None
Type I	None	None
Type S	Up to 3.5% of transaction price	None
Type S-I	Up to 3.5% of transaction price	None
Type S-II	Up to 3.5% of transaction price	None
Type D	Up to 1.5% of transaction price	None
Type E	None	None

The Intermediary Manager anticipates that all or a portion of the Upfront Sales Load will be retained by, or reallowed (paid) to, participating broker-dealers. Any Upfront Sales Load and ongoing shareholder servicing fees with respect to Type S shares, Type S-I shares, Type S-II shares and Type D shares will be paid only to an eligible broker-dealer. The Company and the Advisor do not currently expect to pay any Intermediary Manager fees to the Intermediary Manager in connection with the private offering, but such fees may be paid in the future with respect to existing share types or new share types and vary among types.

Type A-I shares, Type A-II shares, Type I shares and Type E shares have no ongoing shareholder servicing fees, which will reduce the NAV or distributions of the other share types. Type D shares have lower annual ongoing servicing fees compared to Type S shares, Type S-I shares and Type S-II shares. Investors should also inquire with their broker-dealer or financial representative about what additional fees may be charged with respect to the share type under consideration or with respect to the type of account in which the shares will be held, as that is also an important consideration when selecting a share type.

Type S shares, Type S-I shares and Type S-II shares will be available through brokerage and transaction based accounts.

So long as the Advisory Agreement has not been terminated (including by means of non-renewal), Nuveen Farmland REIT Special Limited Partner L.P. (the “Special Limited Partner”) will hold a performance participation interest (the “Performance Participation Interest”) in the Operating Partnership that entitles it to receive an allocation from the Operating Partnership equal to 12.5% of the Total Return, subject to a 6% Hurdle Amount and a High Water Mark, with a Catch-Up (each as defined in the Amended and Restated Limited Partnership Agreement of the Operating Partnership) for Type A-II, Type I, Type S, Type S-II and Type D shares. For Type A-I shares and Type S-I shares, the Performance Participation Interest will entitle the Special Limited Partner to receive an allocation from the Operating Partnership equal to 9% of the Total Return, subject to a 6% Hurdle Amount and a High Water Mark, with a Catch-up (each as defined in the Amended and Restated Limited Partnership Agreement of the Operating Partnership). Such allocation will be measured on a calendar year basis, made annually and accrued monthly.

Item 2.	Exhibits.

Exhibit No.	Description
3.1*	First Amended and Restated Declaration of Trust of Nuveen Farmland REIT, dated August 27, 2026
4.1*	Distribution Reinvestment Plan of the Company
4.2*	Share Repurchase Plan of the Company

*Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 31, 2026

Nuveen Farmland REIT

	By:	/s/ R. Martin Davies
	Name:	R. Martin Davies
	Title:	Chairman of the Board and Chief Executive Officer